UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 333-85094

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant of the plan and the address of its principal executive office:

DOMINION RESOURCES, INC.

120 Tredegar Street

Richmond, VA 23219

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

	December 31, 2006	December 31, 2005
PLAN ASSETS AND LIABILITIES

Total Plan Assets	$8,559,824	$8,636,117

Total Plan Liabilities	28,319	29,064

Net Plan Assets	$8,531,505	$8,607,053

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

Year Ended December 31, 2006
INCOME, EXPENSES AND TRANSFERS

ADDITIONS:
Contributions:
Participant contributions	$309,200
Employer contributions	133,996

Total contributions	443,196

Investment income	822,125

Total income	1,265,321

DEDUCTIONS:
Benefits paid to participants	1,333,149
Administrative expenses	7,720

Total deductions	1,340,869

Net loss	(75,548)

TRANSFER OF PARTICIPANTS’ ASSETS	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,607,053

End of year	$8,531,505

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

DOMINION EAST OHIO WEST OHIO GAS DIVISION UNION SAVINGS PLAN

SMALL PLAN FINANCIAL INFORMATION

(UNAUDITED)

December 31, 2006
SPECIFIC ASSETS

Employer Securities	$2,865,841

Participant Loans	$299,459

Note: The above ERISA plan information is presented in accordance with DOL Form 5500, Schedule I.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Dominion Resources Services, Inc. Administrative Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOMINION EAST OHIO GAS WEST OHIO GAS DIVISION
UNION SAVINGS PLAN
(name of plan)

Date: June 28, 2007	/s/ Anne M. Grier
Anne M. Grier Chairman, Dominion Resources Services, Inc. Administrative Benefits Committee